UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Ibero-America Fund Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

45082X103
 (CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,674,510
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,674,510
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,674,510
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON* HC

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,674,510
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,674,510
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,674,510
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON* IA

Item 1(a).                 Name of Issuer:

Ibero-America Fund Inc.

Item 1(b).                 Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Fund are located at:

Ibero-America Fund Inc.
c/o ALLIANCE CAPITAL MANAGEMENT L.P.
1345 Avenue of the Americas
New York, NY 10105

Item 2.                     Identity and Background.

(a).  This statement is being filed by City of London Investment Group PLC (“CLIG”) and City of London Investment Management Company Limited (“CLIM,” and together with CLIG, the “Reporting Persons”).

(b).  The business address and principal executive offices of CLIG are 77 Gracechurch Street London, EC3V 0AS England.  The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.  The business address and principal executive offices of CLIM are 77 Gracechurch Street London, EC3V 0AS England.  The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached.

(c).  The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM.  CLIM is an emerging markets fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.  CLIM is controlled by CLIG.  CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund (“EWF”), a Dublin, Ireland-listed open-ended investment company, Emerging Markets Country Fund (“GEM”), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund (“IEM”), a private investment fund organized as a Delaware business trust, Emerging (BMI) Markets Country Fund (“BMI”), a private investment fund organized as a Delaware business trust, Emerging Free Markets Country Fund (“FREE”), a private investment fund organized as a Delaware business trust, Frontier Emerging Markets Fund (“FRONT”), a private investment fund organized as a Delaware business trust, The EM Plus CEF Fund (“PLUS”), a private investment fund organized as a Delaware business trust, International Equity CEF Fund (“IECF”),  a private investment fund organized as a Delaware business trust, Global Absolute Return Fund (GARF”), a private investment fund organized as a Delaware business trust, GFM (Institutional) Emerging Markets Country Fund (“GFM”), an open-ended fund organized under the laws of the Province of Ontario,  Tradex Global Equity Fund (“TDX”), an Ontario mutual fund, and nineteen unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the “Segregated Accounts”).  EWF, GEM, IEM, BMI, FREE, FRONT, PLUS, GFM, GARF, IECF and TDX are collectively referred to herein as the “City of London Funds.”

The Shares to which this Schedule 13D relates are owned directly by the City of London Funds and the Segregated Accounts.

(d). None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding.

(e). None of the Reporting Persons has, during the last five years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). City of London Investment Group PLC, (CLIG) and City of London Investment Management Company Limited (CLIM) are companies incorporated under the laws of England and Wales.

Item 3.                     Source and Amount of Funds or Other Considerations.

Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 1,674,510 Shares beneficially owned by the Reporting Persons was $11,268,684, inclusive of brokerage commissions. The aggregate purchase price of the 105,370 Shares owned directly by EWF was $697,324, inclusive of brokerage commissions. The aggregate purchase price of the 15,307 Shares owned directly by TDX was $107,492, inclusive of brokerage commissions. The aggregate purchase price of the 267,077 Shares owned directly by IEM was $1,790,764, inclusive of brokerage commissions. The aggregate purchase price of the 75,394 Shares owned directly by FREE was $483,541, inclusive of brokerage commissions.  The aggregate purchase price of the 22,315 Shares owned directly by GARF was $157,935, inclusive of brokerage commissions. The aggregate purchase price of the 266,946 Shares owned directly by GEM was $1,718,276, inclusive of brokerage commissions. The aggregate purchase price of the 2,065 Shares owned directly by GFM was $13,950, inclusive of brokerage commissions.  The aggregate purchase price of the 5,100 Shares owned directly by IECF was $36,183, inclusive of brokerage commissions.  The aggregate purchase price of the 914,936 Shares owned directly by the Segregated Accounts was $6,263,214, inclusive of brokerage commissions.

Item 4.                     Purpose of Transaction.

The Reporting Persons have reviewed the shareholder proposal submitted by Banco Bilbao Vizcaya Argentaria, S.A., (“BBVA”) as reflected in the SCHEDULE 13D submitted on May 11, 2011 with respect to issuer The Ibero-America Fund, Inc.  City of London supports the proposal put forth by BBVA.  Furthermore, City of London is considering submitting its own proposal.

Item 5.                     Interests in Securities of the Issuer.

(a)
and (b).  As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 1,674,510 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 18.8% of the 8.905 million Shares outstanding as of November 30, 2010, as reported by the Fund. As of the date hereof, EWF, IEM, TDX, FREE, GARF, GEM, GFM, IECF and the Segregated Accounts owned directly 105,370; 267,077; 15,307; 75,394; 22,315; 266,946;  2,065; 5,100 and 914,936 Shares, respectively, representing approximately 1.18%, 3.00%, 0.17%, 0.85%, 0.25%, 3.00%, 0.02%, 0.06% and 10.27%, respectively, of the 8.905 million Shares outstanding as of November 30, 2010.

(c).	Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth below:

Portfolio	Tran Type	Trade Date	Par Value / Shares	Trade Price

Account Account	BUY BUY	3/22/2011 3/23/2011	10,190 201	6.90 6.90

Account Account	BUY BUY	3/24/2011 3/25/2011	16,500 20,000	6.94 6.98

Account Account	BUY BUY	3/28/2011 3/30/2011	6,100 2,700	6.96 6.96

Account Account	BUY BUY	3/31/2011 4/1/2011	5,891 8,544	6.98 7.04

Account Account	BUY BUY	4/4/2011 4/5/2011	3,500 900	7.14 7.11

Account Account	BUY BUY	4/6/2011 4/7/2011	3,482 5,938	7.21 7.24

Account Account	BUY BUY	4/8/2011 4/11/2011	1,900 13,355	7.29 7.26

Account Account	BUY BUY	4/12/2011 4/13/2011	10,000 7,200	7.23 7.23

Account Account	BUY BUY	4/15/2011 4/25/2011	3,800 2,500	7.09 7.09

Account Account	BUY BUY	4/26/2011 4/28/2011	5,500 2,132	7.19 7.37

Account Account	BUY BUY	4/29/2011 5/2/2011	16,200 19,049	7.38 7.41

Account Account	BUY BUY	5/3/2011 5/5/2011	3,400 4,600	7.34 7.13

Account IECF	BUY BUY	5/6/2011 5/11/2011	3,600 600	7.04 7.04

TDX GARF	BUY BUY	5/11/2011 5/12/2011	3,400 15,000	7.04 7.07

IECF TDX	BUY BUY	5/12/2011 5/12/2011	3,500 8,500	7.07 7.07

Account Account	BUY BUY	5/13/2011 5/16/2011	24,700 10,100	7.01 7.00

Account GARF	BUY BUY	5/17/2011 5/17/2011	20,240 7,315	7.00 7.01

IECF TDX	BUY BUY	5/17/2011 5/17/2011	160 900	7.00 7.00

Account EWF	BUY BUY	5/18/2011 5/18/2011	18,250 6,982	7.04 7.04

GFM I IECF	BUY BUY	5/18/2011 5/18/2011	40 40	7.04 7.04

TDX Account	BUY BUY	5/18/2011 5/19/2011	230 2,395	7.04 7.10

GFM I IECF	BUY BUY	5/19/2011 5/19/2011	275 800	7.10 7.10

TDX Account	BUY BUY	5/19/2011 3/22/2011	2,277 10,190	7.10 6.90

Account Account	BUY BUY	3/23/2011 3/24/2011	201 16,500	6.90 6.94

Account Account	BUY BUY	3/25/2011 3/28/2011	20,000 6,100	6.98 6.96

Account Account	BUY BUY	3/30/2011 3/31/2011	2,700 5,891	6.96 6.98

Account Account	BUY BUY	4/1/2011 4/4/2011	8,544 3,500	7.04 7.14

Account Account	BUY BUY	4/5/2011 4/6/2011	900 3,482	7.11 7.21

Account Account	BUY BUY	4/7/2011 4/8/2011	5,938 1,900	7.24 7.29

Account Account	BUY BUY	4/11/2011 4/12/2011	13,355 10,000	7.26 7.23

Account Account	BUY BUY	4/13/2011 4/15/2011	7,200 3,800	7.23 7.09

Account Account	BUY BUY	4/25/2011 4/26/2011	2,500 5,500	7.09 7.19

Account Account	BUY BUY	4/28/2011 4/29/2011	2,132 16,200	7.37 7.38

Account Account	BUY BUY	5/2/2011 5/3/2011	19,049 3,400	7.41 7.34

Account Account	BUY BUY	5/5/2011 5/6/2011	4,600 3,600	7.13 7.04

IECF TDX	BUY BUY	5/11/2011 5/11/2011	600 3,400	7.04 7.04

GARF IECF	BUY BUY	5/12/2011 5/12/2011	15,000 3,500	7.07 7.07

TDX Account	BUY BUY	5/12/2011 5/13/2011	8,500 24,700	7.07 7.01

Account Account	BUY BUY	5/16/2011 5/17/2011	10,100 20,240	7.00 7.00

GARF IECF	BUY BUY	5/17/2011 5/17/2011	7,315 160	7.01 7.00

TDX Account	BUY BUY	5/17/2011 5/18/2011	900 18,250	7.00 7.04

EWF GFM I	BUY BUY	5/18/2011 5/18/2011	6,982 40	7.04 7.04

IECF TDX	BUY BUY	5/18/2011 5/18/2011	40 230	7.04 7.04

Account GFM I	BUY BUY	5/19/2011 5/19/2011	2,395 275	7.10 7.10

IECF TDX	BUY BUY	5/19/2011 5/19/2011	800 2,277	7.10 7.10

Account Account	BUY BUY	3/22/2011 3/23/2011	10,190 201	6.90 6.90

Account Account	BUY BUY	3/24/2011 3/25/2011	16,500 20,000	6.94 6.98

Account Account	BUY BUY	3/28/2011 3/30/2011	6,100 2,700	6.96 6.96

Account Account	BUY BUY	3/31/2011 4/1/2011	5,891 8,544	6.98 7.04

Account Account	BUY BUY	4/4/2011 4/5/2011	3,500 900	7.14 7.11

Account Account	BUY BUY	4/6/2011 4/7/2011	3,482 5,938	7.21 7.24

Account Account	BUY BUY	4/8/2011 4/11/2011	1,900 13,355	7.29 7.26

Account Account	BUY BUY	4/12/2011 4/13/2011	10,000 7,200	7.23 7.23

Account Account	BUY BUY	4/15/2011 4/25/2011	3,800 2,500	7.09 7.09

Account Account	BUY BUY	4/26/2011 4/28/2011	5,500 2,132	7.19 7.37

Account Account	BUY BUY	4/29/2011 5/2/2011	16,200 19,049	7.38 7.41

Account Account	BUY BUY	5/3/2011 5/5/2011	3,400 4,600	7.34 7.13

Account IECF	BUY BUY	5/6/2011 5/11/2011	3,600 600	7.04 7.04

TDX GARF	BUY BUY	5/11/2011 5/12/2011	3,400 15,000	7.04 7.07

IECF TDX	BUY BUY	5/12/2011 5/12/2011	3,500 8,500	7.07 7.07

Account Account	BUY BUY	5/13/2011 5/16/2011	24,700 10,100	7.01 7.00

Account GARF	BUY BUY	5/17/2011 5/17/2011	20,240 7,315	7.00 7.01

IECF TDX	BUY BUY	5/17/2011 5/17/2011	160 900	7.00 7.00

Account EWF	BUY BUY	5/18/2011 5/18/2011	18,250 6,982	7.04 7.04

GFM I IECF	BUY BUY	5/18/2011 5/18/2011	40 40	7.04 7.04

TDX Account	BUY BUY	5/18/2011 5/19/2011	230 2,395	7.04 7.10

GFM I IECF	BUY BUY	5/19/2011 5/19/2011	275 800	7.10 7.10

TDX Account	BUY BUY	5/19/2011 3/22/2011	2,277 10,190	7.10 6.90

Account Account	BUY BUY	3/23/2011 3/24/2011	201 16,500	6.90 6.94

Account Account	BUY BUY	3/25/2011 3/28/2011	20,000 6,100	6.98 6.96

Account Account	BUY BUY	3/30/2011 3/31/2011	2,700 5,891	6.96 6.98

Account Account	BUY BUY	4/1/2011 4/4/2011	8,544 3,500	7.04 7.14

(d). Other than disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e). Not applicable.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                     Materials to be Filed as Exhibits.

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

May 20, 2011

CITY OF LONDON INVESTMENT GROUP PLC

/ s / Barry M. Olliff
Name: Barry M. Olliff
Title: Director

CITY OF LONDON INVESTMENT
MANAGEMENT COMPANY LIMITED

/ s / Barry M. Olliff                                        Name: Barry M. Olliff
Title: Director

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 77 Gracechurch Street, London EC3V 0AS, England.

Andrew Davison	Non-Executive Chairman
Barry Olliff	Chief Executive Officer
Douglas Allison	Finance Director
David Cardale	Non-Executive Director
George Robb	Non-Executive Director
Allan Bufferd	Non-Executive Director
Carlos Yuste	Business Development Director
Thomas Griffith	Chief Operating Officer

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer / Chief Investment Officer
Douglas Allison	Finance Director
Thomas Griffith	Director
Carlos Yuste	Director